EXHIBIT 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(UNAUDITED)

YAMANA GOLD INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2015	2014	2015	2014
Revenue	$448.9	$494.4	$1,361.9	$1,292.2
Cost of sales excluding depletion, depreciation and amortization	(266.0)	(275.0)	(818.2)	(727.2)
Gross margin excluding depletion, depreciation and amortization	182.9	219.4	543.7	565.0
Depletion, depreciation and amortization	(133.2)	(135.2)	(395.4)	(366.9)
Mine operating earnings	49.7	84.2	148.3	198.1

Expenses
General and administrative	(28.5)	(24.9)	(89.9)	(93.0)
Exploration and evaluation	(6.6)	(5.2)	(16.1)	(14.1)
Equity loss from associate	(6.3)	(12.1)	(17.2)	(10.7)
Other expenses	(7.4)	(39.3)	(34.2)	(90.2)
Impairment of mineral properties	—	(539.9)	—	(539.9)
Operating earnings/(loss)	0.9	(537.2)	(9.1)	(549.8)
Finance income (Note 5)	38.9	25.7	46.0	27.9
Finance expense (Note 5)	(37.5)	(21.9)	(100.3)	(50.4)
Net finance income/(expense)	1.4	3.8	(54.3)	(22.5)
Earnings/(loss) before taxes	2.3	(533.4)	(63.4)	(572.3)
Current income tax expense (Note 6)	(38.1)	(16.1)	(68.5)	(88.1)
Deferred income tax expense (Note 6)	(79.2)	(330.1)	(125.3)	(235.0)
Income tax expense	(117.3)	(346.2)	(193.8)	(323.1)
Net loss from continuing operations	(115.0)	(879.6)	(257.2)	(895.4)
Net earnings/(loss) from discontinued operations (Note 4(b))	2.0	(143.7)	(15.4)	(152.4)
Net loss attributable to Yamana Gold Inc. equity holders	$(113.0)	$(1,023.3)	$(272.6)	$(1,047.8)

Net loss per share attributable to Yamana Gold Inc. equity holders (Note 7)
Net loss per share from continuing operations - basic and diluted	$(0.12)	$(1.00)	$(0.28)	$(1.12)
Net loss per share from discontinued operations - basic and diluted	$—	$(0.17)	$(0.01)	$(0.19)
Net loss per share - basic and diluted	$(0.12)	$(1.17)	$(0.29)	$(1.31)

Weighted average number of shares outstanding (in thousands) (Note 7)
Basic	946,563	877,551	933,180	801,613
Diluted	946,563	877,551	933,180	801,613

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of United States Dollars, unaudited)	2015	2014	2015	2014
Net loss attributable to Yamana Gold Inc. equity holders	$(113.0)	$(1,023.3)	$(272.6)	$(1,047.8)

Other comprehensive (loss)/income, net of taxes (Note 8)
Items that may be reclassified subsequently to profit or loss:
- Net change in fair value of available-for-sale securities	(0.5)	(1.8)	(0.4)	—
- Net change in fair value of hedging instruments	(1.8)	(9.1)	8.9	40.6
Total other comprehensive (loss)/income	$(2.3)	$(10.9)	$8.5	$40.6
Total comprehensive loss attributable to Yamana Gold Inc. equity holders	$(115.3)	$(1,034.2)	$(264.1)	$(1,007.2)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

YAMANA GOLD INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of United States Dollars, unaudited)	2015	2014	2015	2014
Operating activities
Income (loss) before taxes	$2.3	(533.4)	$(63.4)	$(572.3)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	133.2	135.2	395.4	366.9
Share-based payments (Note 15)	(1.5)	(1.6)	3.6	7.8
Equity loss from associate	6.3	12.1	17.2	10.7
Finance income (Note 5)	(38.9)	(25.7)	(46.0)	(27.9)
Finance expense (Note 5)	37.5	21.9	100.3	50.4
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	0.7	7.4	0.1	7.4
Impairment of mineral properties	—	534.9	—	529.1
(Gain)/loss on available-for-sale securities and other assets	(4.8)	18.1	(7.8)	31.8
Other non-cash expenses	9.4	14.7	46.2	33.8
Decommissioning, restoration and similar liabilities paid	(0.7)	(1.4)	(2.9)	(2.9)
Cash distributions from associate	—	12.4	—	40.5
Income taxes paid	(15.9)	(13.9)	(69.7)	(55.9)
Cash flows from operating activities before non-cash working capital	127.6	180.7	373.0	419.4
Net change in non-cash working capital (Note 17(b))	(50.0)	(24.1)	(169.9)	(89.2)
Cash flows from operating activities of continuing operations	$77.6	$156.6	$203.1	$330.2
Cash flows from/(used in) operating activities of discontinued operations (Note 4(b))	$0.2	$2.3	$(0.3)	$16.0
Investing activities
Acquisition of property, plant and equipment	$(102.8)	$(196.0)	$(280.3)	$(521.9)
Proceeds on settlement of copper contracts	14.0	—	14.0	—
Acquisition of Osisko Mining Corporation (Note 4(a))	—	—	—	(462.7)
Cash acquired from acquisition of Osisko Mining Corporation (Note 4(a))	—	—	—	59.2
Proceeds from sale of bond	18.6	—	18.6	—
Acquisition of investments and other assets	—	—	—	(73.2)
Proceeds on disposal of investments and other assets	4.9	—	8.3	68.2
Other investing activities	(0.4)	(1.3)	(0.9)	(0.4)
Cash flows used in investing activities of continuing operations	$(65.7)	$(197.3)	$(240.3)	$(930.8)
Cash flows used in investing activities of discontinued operations (Note 4(b))	$—	$(0.7)	$—	$(14.2)
Financing activities
Dividends paid	$(13.9)	$(32.9)	$(41.1)	$(110.2)
Interest and other finance expenses paid	(8.8)	(3.7)	(51.4)	(45.6)
Proceeds on common share offering	—	—	228.2	—
Repayment of term loan and assumed debt (Note 12)	(143.3)	(4.3)	(523.1)	(518.4)
Proceeds from term loan and notes payable (Note 12)	175.0	75.0	375.6	1,224.5
Other financing activities	—	—	—	0.3
Cash flows from/(used in) financing activities of continuing operations	$9.0	$34.1	$(11.8)	$550.6
Effect of foreign exchange of non-United States Dollar denominated cash and cash equivalents	(2.2)	(0.3)	(4.1)	(2.6)
Increase/(decrease) in cash and cash equivalents of continuing operations	$18.7	$(6.9)	$(53.2)	$(52.6)
Increase/(decrease) in cash and cash equivalents of discontinued operations	$0.2	$1.6	$(0.3)	$1.8
Cash and cash equivalents of continuing operations, beginning of period	$119.1	$174.0	$191.0	$219.7
Cash and cash equivalents of discontinued operations, beginning of period	$0.1	$0.5	$0.6	$0.3
Cash and cash equivalents, end of period of continuing operations	$137.8	$167.1	$137.8	$167.1
Cash and cash equivalents, end of period of discontinued operations (Note 4(b))	$0.3	$2.1	$0.3	$2.1

Supplementary cash flow information (Note 17)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

YAMANA GOLD INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

	As at September 30,	As at December 31, (Restated)
(In millions of United States Dollars, unaudited)	2015	2014
Assets
Current assets:
Cash and cash equivalents	$137.8	$191.0
Trade and other receivables	33.0	51.0
Inventories (Note 10)	309.4	299.5
Other financial assets	111.4	111.8
Other assets	110.3	103.7
Assets held for sale (Note 4(b))	18.2	19.5
	720.1	776.5
Non-current assets:
Property, plant and equipment (Note 11)	10,810.5	10,927.6
Investment in associates	49.4	66.6
Other financial assets	12.3	43.3
Deferred tax assets	119.2	112.9
Goodwill and intangibles	408.6	411.0
Other assets	42.4	63.9
Total assets	$12,162.5	$12,401.8

Liabilities
Current liabilities:
Trade and other payables	$351.8	$407.9
Income taxes payable	21.6	24.7
Other financial liabilities (Note 13(a))	139.3	204.8
Other provisions and liabilities (Note 13(b))	4.4	69.4
Liabilities held for sale (Note 4(b))	17.1	27.1
	534.2	733.9
Non-current liabilities:
Long-term debt (Note 12)	1,861.6	2,025.4
Decommissioning, restoration and similar liabilities	186.8	204.1
Deferred tax liabilities	2,656.5	2,513.2
Other financial liabilities (Note 13(a))	59.3	54.7
Other provisions and liabilities (Note 13(b))	165.7	137.7
Total liabilities	$5,464.1	$5,669.0

Equity
Share capital (Note 14)
Issued and outstanding 946,619,763 common shares (December 31, 2014 - 878,052,814 shares)	7,621.5	7,347.3
Reserves	4.4	(2.9)
Deficit	(946.2)	(630.3)
Equity attributable to Yamana shareholders	$6,679.7	$6,714.1
Non-controlling interest	18.7	18.7
Total equity	6,698.4	6,732.8
Total liabilities and equity	$12,162.5	$12,401.8
Contractual commitments and contingencies (Notes 19 and 20).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
PETER MARRONE	PATRICK MARS
Director	Director

YAMANA GOLD INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Other reserve	Total reserves	Retained earnings/ (deficit)	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2014	$6,320.1	$24.7	$(66.1)	$0.1	$—	$(41.3)	$860.5	$7,139.3	$18.7	$7,158.0
Net loss	—	—	—	—	—	—	(1,047.8)	(1,047.8)	—	(1,047.8)
Accumulated other comprehensive income, net of income tax (Note 8)	—	—	40.6	—	—	40.6	—	40.6	—	40.6
Transactions with owners							—
Issued on acquisition of mineral interest (Note 4)	1,011.8	—	—	—	—	—	—	1,011.8	—	1,011.8
Issued on vesting of restricted share units (Note 14)	9.9	(9.8)	—	—	—	(9.8)	—	0.1	—	0.1
Restricted share units (Note 14)	—	10.9	—	—	—	10.9	—	10.9	—	10.9
Share cancellation (Note 14)	(1.1)	1.0	—	—	—	1.0	—	(0.1)	—	(0.1)
Dividends	—	—	—	—	—	—	(89.4)	(89.4)	—	(89.4)
Balance as at September 30, 2014	$7,340.7	$26.8	$(25.5)	$0.1	$—	$1.4	$(276.7)	$7,065.4	$18.7	$7,084.1

Balance at January 1, 2015	$7,347.3	$23.2	$(24.9)	$—	$(1.2)	$(2.9)	$(630.3)	$6,714.1	$18.7	$6,732.8
Net loss	—	—	—	—	—	—	(272.6)	(272.6)	—	(272.6)
Accumulated other comprehensive income, net of income tax (Note 8)	—	—	8.9	(0.4)	—	8.6	—	8.6	—	8.6
Transactions with owners
Convertible debentures exercised (Note 12)	9.6	—	—	—	—	—	—	9.6	—	9.6
Issued on acquisition of mineral interests (Note 4)	26.8	0.2	—	—	—	0.2	—	27.0	—	27.0
Issued on vesting of restricted share units (Note 14)	10.0	(10.0)	—	—	—	(10.0)	—	—	—	—
Issued on public offering (net of issue costs)	227.9	—	—	—	—	—	—	227.9	—	227.9
Restricted share units (Note 14)	—	8.2	—	—	—	8.2	—	8.2	—	8.2
Share cancellation (Note 14)	(0.3)	0.3	—	—	—	0.3	—	—	—	—
Dividend reinvestment plan	0.2	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	(43.3)	(43.3)	—	(43.3)
Balance as at September 30, 2015	$7,621.5	$21.9	$(16.0)	$(0.4)	$(1.2)	$4.4	$(946.2)	$6,679.7	$18.7	$6,698.4

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

YAMANA GOLD INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2015
(With Comparatives as at December 31, 2014 and for the Three and Nine Months Ended September 30, 2014)
(Tabular amounts in millions of United States Dollars unless otherwise noted, unaudited)

1.    BASIS OF PREPARATION AND PRESENTATION

These Condensed Interim Consolidated Financial Statements of Yamana Gold Inc. (the "Company" or "Yamana"), including comparative figures, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Condensed Interim Consolidated Financial Statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2014 prepared in accordance with IFRS as issued by the IASB.

These Condensed Interim Consolidated Financial Statements were authorized for issuance by the Board of Directors of the Company on October 29, 2015.

2.     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

These Condensed Interim Consolidated Financial Statements have been prepared on the basis of and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in Notes 3 and 5 to the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2014.

In preparing the Consolidated Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Consolidated Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the three and nine months ended September 30, 2015 are the same as those disclosed in Note 4 to the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2014.

3.    RECENT ACCOUNTING PRONOUNCEMENTS

The IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) issue pronouncements that are mandatory for the Company to implement. Pronouncements that are not applicable to the Company have been excluded from this note. The following pronouncements have been issued but are not yet effective:

(a)	IFRS 9 Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

(b)
IFRS 15 Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning on or after January 1, 2017 with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. On April 28, 2015 the IASB published an Exposure Draft proposing a one-year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is assessing the impact of this Standard.

4.    ACQUISITION AND DISPOSITION OF MINERAL INTERESTS

a) Acquisition of 50% interest of Osisko Mining Corporation ("Osisko")

On June 16, 2014, the Company and Agnico Eagle Mines Limited ("Agnico") completed the joint acquisition of 100% of all issued and outstanding common shares of Osisko.  Osisko operated Canadian Malartic in the Abitibi Gold Belt, immediately south of the Town of Malartic located in the province of Quebec, Canada. Additionally, Osisko conducted advanced exploration activities at the Kirkland Lake and Hammond Reef properties in Northern Ontario, Canada and additional exploration projects located in the Americas. The acquisition supports the Company’s strategy, adding another high quality cornerstone asset that increases the sustainable production level and is expected to contribute to cash flow.

Total consideration paid by Yamana was $1.47 billion which consisted of $0.46 billion in cash and $1.01 billion in Yamana shares based on a Yamana share price of $8.18 (C$8.88) per share.

Under the terms of the Agreement, each outstanding common share of Osisko was exchanged for: (i) C$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of C$2.35 based on the closing price of C$8.88 for Yamana shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.07264 of an Agnico common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico shares on the Toronto Stock Exchange as of June 16, 2014); and (iv) one common share of a newly formed company, Osisko Gold Royalties Ltd. ("Osisko Gold") that commenced trading on the Toronto Stock Exchange.

Certain assets of Osisko were transferred to Osisko Gold, the shares of which were distributed to Osisko shareholders as part of the transaction. The following was transferred to Osisko Gold: (i) a 5% net smelter royalty (“NSR”) on Canadian Malartic; (ii) C$157 million cash; (iii) a 2% NSR on the Upper Beaver-Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.

In summary, following the completion of the acquisition, the Company and Agnico each own (A) 50% of Osisko and its mining assets (excluding the Osisko Gold assets), including the Kirkland Lake Properties, the Hammond Reef Properties and other exploration properties, and (B) a 50% interest in the Canadian Malartic General Partnership ("CMGP") which holds Canadian Malartic.

The Company has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company’s rights and obligations prescribed by the transaction, as the joint arrangement was determined to be a joint operation under IFRS. In accordance with the Company’s accounting policy, the Company has recognized the identifiable assets and liabilities, subject to the exceptions in IFRS 3, at fair value at its proportionate 50% share, and the residual has been recognized as goodwill.

Total consideration paid by the Company was as follows:

Cash	$462.7
Issue of Yamana common shares: 123,620,781 shares (at C$8.88 per share)	1,011.8
Purchase consideration	$1,474.5

The following table summarizes the total fair values of assets and liabilities acquired as reported in the Company's Annual Consolidated Financial Statements for the year ended December 31, 2014 and the final fair values as reported during the first half of 2015:

	Preliminary	Adjustments	Final
Cash	$59.2	$—	$59.2
Net working capital acquired	29.7	(36.1)	(6.4)
Property, plant and equipment (including mineral interests)	1,662.9	(215.2)	1,447.7
Long-term liabilities	(123.1)	22.9	(100.2)
Deferred income taxes	(414.1)	142.8	(271.3)
	1,214.6	(85.6)	1,129.0
Goodwill	259.9	85.6	345.5
Net identifiable assets	$1,474.5	$—	$1,474.5

The following table summarizes the Company's restated and previously reported December 31, 2014 consolidated balance sheet:

	December 31, 2014 (Restated)	December 31, 2014
Inventories	$299.5	$307.0
Property, plant and equipment (including mineral interests)	$10,927.6	$11,142.8
Goodwill and intangibles	$411.0	$325.4
Other financial liabilities	$204.8	$199.1
Deferred income taxes	$2,513.2	$2,656.0

Goodwill of $345.5 million was recognized primarily as a result of the deferred tax liability recognized on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

Acquisition related costs totaled $27.1 million and have been recognized as an expense and included in other expenses in the consolidated statement of operations.

Adjustments to the preliminary fair values previously reported include the fair value of net working capital acquired, property, plant and equipment, long-term liabilities and deferred income taxes of $36.1 million, $215.2 million, $22.9 million and $142.8 million, respectively. As a result of these adjustments, goodwill increased by $85.6 million. The adjustments are the result of changes in estimates and model assumptions from new information obtained about circumstances that existed as of the acquisition date and the related tax impact attributable to the related assets and liabilities adjusted.

On March 19, 2015, the Company and Agnico through CMGP jointly acquired the remaining 30% interest in the Malartic CHL prospect from Abitibi Royalties Inc. (“Abitibi”) for a total consideration of approximately C$57 million in shares and a 3.0% net smelter return royalty on the Malartic CHL prospect. The Company issued a total of 3,549,695 common shares at $3.63 (C$4.63) for its portion of the consideration.  Following the completion of the transaction, CMGP holds a 100% interest in the Malartic CHL prospect. In accordance with the terms of concurrent agreements, each of the parties released and discharged the others with respect to all proceedings previously commenced by Abitibi with respect to the Malartic CHL prospect, all without admission of any further liability by any party.

b) Disposition of Mineral Interests

During the fourth quarter of 2014, the Company formalized its decision to divest Ernesto Pau-a-Pique which is a non-core asset and has presented the assets and liabilities as held for sale and the operating results have been presented separately from continuing operations.  Total net earnings for the three and nine month periods ended September 30, 2015 was net earnings of $2.0 million and net loss of $15.4 million (2014 - net loss of $143.7 million and $152.4 million). As at September 30, 2015 assets held for sale totaled $18.2 million (December 31, 2014 - $19.5 million) and liabilities held for sale totaled $17.1 million (December 31, 2014 - $27.1 million).

c) Acquisition of Mega Precious Metals Inc.

On June 22, 2015, the Company acquired all of the issued and outstanding common shares of Mega Precious Metals Inc. ("Mega Precious"). Mega Precious was a Canadian-based exploration company with a high quality pipeline of projects located in the mining-friendly jurisdictions of Manitoba, Northwestern Ontario and Nunavut. The most significant and advanced project is the Monument Bay gold/tungsten project located in northeastern Manitoba.

The transaction is expected to advance the Company’s strategy to expand its presence in Canada as the significant existing mineral resource base at Monument Bay and North Madsen projects, in particular, provide an opportunity for further exploration to meaningfully increase the potential of these assets.

Total consideration paid for the acquisition of Mega Precious was $14.5 million (C$17.8 million) which consisted of approximately $0.2 million in cash, $14.0 million in Yamana common shares (4,366,675 shares) and transaction costs. Under the terms of the Agreement, each Mega Precious shareholder received $0.068 per share comprised of C$0.001 in cash and 0.02092 of a Yamana common share for each Mega common share held.

As part of the acquisition and included in the total consideration paid, the Company acquired the Pacific Road convertible notes totaling $2.4 million, and issued 744,187 Yamana common shares at $3.21 (C$3.94) per share, which concurrently terminated the Pacific Road Agreement.

The acquisition was accounted for as a purchase of assets and assumption of liabilities. The transaction did not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs, processes, and outputs that together constitute a business were not identified. The fair value of the assets acquired and liabilities assumed were based upon their fair value as at the date of acquisition. Transaction costs were capitalized in accordance with the Company's policy.

Total consideration paid by the Company was as follows:

Cash	$0.2
Issue of Yamana common shares: 4,366,675 shares at $3.21 (C$3.94) per share	14.0
Transaction costs	0.3
Purchase consideration	$14.5

The following table summarizes the total fair value of assets acquired and liabilities assumed:

Cash	$2.0
Exploration and evaluation assets	15.4
Other assets acquired	0.2
Liabilities acquired	(3.1)
Net identifiable assets	$14.5

5.    FINANCE INCOME AND EXPENSE

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Interest and other income	$0.5	$0.4	$3.3	$1.2
Net realized gain on convertible debt	—	7.1	4.6	7.1
Net foreign exchange gain	38.4	18.2	38.1	19.6
Finance income	$38.9	$25.7	$46.0	$27.9

Unwinding of discounts on provisions	$(3.9)	$(3.4)	$(12.4)	$(10.0)
Interest expense on long-term debt	(23.0)	(15.5)	(71.0)	(30.1)
Net loss on derivatives	(6.6)	—	(8.6)	—
Amortization of deferred financing, bank, financing fees and other	(4.0)	(3.0)	(8.3)	(10.3)
Finance expense	$(37.5)	$(21.9)	$(100.3)	$(50.4)
Net finance income/(expense)	$1.4	$3.8	$(54.3)	$(22.5)

6.    INCOME TAXES

Tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Condensed Interim Consolidated Statements of Operations:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Earnings/(loss) before income taxes	$2.3	$(533.4)	$(63.4)	$(572.3)
Canadian statutory tax rate (%)	26.5%	26.5%	26.5%	26.5%

Expected income tax recovery	0.6	(141.4)	(16.8)	(151.6)
Impact of (lower)/higher foreign tax rates (i)	56.6	(13.8)	92.0	(37.7)
Change in tax rates (ii)	(0.4)	329.5	2.1	329.5
Permanent differences	19.9	30.4	(13.7)	42.1
Unused tax losses and tax offsets not recognized in deferred tax assets	18.4	124.5	28.2	110.6
Unrealized foreign exchange losses in tax	132.7	(7.3)	209.4	0.1
Tax effects of translation in foreign operations	(122.1)	21.5	(133.3)	26.5
True-up of tax provisions in respect of prior years	(0.6)	(2.5)	1.8	(10.4)
Withholding taxes	4.1	3.2	7.4	8.2
Mining taxes on profit	7.7	0.3	19.3	3.9
Other	0.4	1.8	(2.6)	1.9
Income tax expense	$117.3	$346.2	$193.8	$323.1

Income tax expense is represented by:
Current income tax expense	$38.1	$16.1	$68.5	$88.1
Deferred income tax expense	79.2	330.1	125.3	235.0
Net income tax expense	$117.3	$346.2	$193.8	$323.1

(i)    The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.
(ii)    In June 2015, the Ontario government eliminated the Ontario Resources Tax Credit that was available to mining companies. This change impacted the Company's deferred tax liability in the quarter.

7.    EARNINGS/(LOSS) PER SHARE

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Weighted average number of common shares - basic (000's)	946,563	877,551	933,180	801,613
Weighted average number of dilutive potential shares (i)	—	—	—	—
Weighted average number of common shares - diluted (000's)	946,563	877,551	933,180	801,613

Net (loss)/earnings from continuing operations attributable to Yamana equity holders	$(115.0)	$(879.6)	$(257.2)	$(895.4)
Net (loss)/earnings per share from continuing operations attributable to Yamana equity holders - basic and diluted	$(0.12)	$(1.00)	$(0.28)	$(1.12)

Net (loss)/earnings attributable to Yamana Gold Inc. equity holders	$(113.0)	$(1,023.3)	$(272.6)	(1,047.8)
Net (loss)/earnings per share attributable to Yamana Inc. equity holders - basic and diluted	$(0.12)	$(1.17)	$(0.29)	(1.31)

(i) Effect of dilutive securities - the potential shares attributable to stock options, restrictive share units, and convertible debt were anti-dilutive in the three-and nine-month periods ended September 30, 2015 and in the three-and nine-month period ended September 30, 2014.

8.    ACCUMULATED OTHER COMPREHENSIVE INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Net change in unrealized gains on available-for-sale securities:
Change in fair value	$(0.5)	$(2.1)	$(0.4)	$(0.6)
Reclassification of losses recorded in earnings	—	0.3	—	0.6
	$(0.5)	$(1.8)	$(0.4)	$—
Net change in fair value of hedging instruments:
Change in fair value	(2.4)	(14.2)	(0.6)	29.5
Reclassification of losses recorded in earnings	—	3.1	12.7	3.1
Tax impact	0.6	2.0	(3.2)	8.0
	$(1.8)	$(9.1)	$8.9	$40.6
Accumulated other comprehensive income attributable to equity shareholders	$(2.3)	$(10.9)	$8.5	$40.6

9.    FAIR VALUE MEASUREMENT

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are based on fair valued calculated using published and observable prices. Fair values of derivatives are based on published and observable market prices for similar instruments and on market closing prices at period end.

There are no material differences between the carrying value and fair value of non-current financial assets and financial liabilities. Fair value was calculated by discounting the future cash flows by a discount factor of 5% which includes the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information. As at September 30, 2015, total debt has a carrying value of $1.9 billion (December 31, 2014 — $2.0 billion), which is comprised of a revolving facility, senior debt notes and a debt obligation held by Canadian Malartic with fair values of $295.1 million, $1.5 billion and $48.8 million, respectively (December 31, 2014 — $410.1 million, $1.5 billion and $105.2 million).

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at September 30, 2015, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.
The following table summarizes the classification and fair value of certain financial assets and liabilities which are subject to fair value measurement:

Fair Value Measurements at September 30, 2015	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities	$3.4	$—	$—	$3.4
Derivative related assets (forward contracts) (i)	—	—	—	—
	$3.4	$—	$—	$3.4
Liabilities:
Derivative related liabilities (forward contracts) (i)	—	25.7	—	25.7
	$—	$25.7	$—	$25.7

(i) Forward contracts are recorded as current assets and current liabilities.
The following table summarizes the classification and fair value of certain financial assets and liabilities which are subject to fair value measurement:

Fair Value Measurements at December 31, 2014	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities	$3.4	$—	$—	$3.4
Derivative related assets (forward contracts) (i)	—	10.8	—	10.8
	$3.4	$10.8	$—	$14.2
Liabilities:
Convertible debentures	$23.7	$—	$—	$23.7
Derivative related liabilities (forward contracts) (i)	—	36.6	—	36.6
	$23.7	$36.6	$—	$60.3

(i) Forward contracts are recorded as current assets and current liabilities.

The following table summarizes unrealized derivative gains (losses):

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Non-hedge derivatives
Commodity contracts - non-hedge derivatives	$(14.0)	$0.2	$(10.8)	$0.2
	$(14.0)	$0.2	$(10.8)	$0.2
Hedge instruments
Currency contracts	$3.3	$(11.2)	$9.3	$32.6
	$3.3	$(11.0)	$9.3	$32.8

The following table summarizes realized derivative gains (losses):

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Commodity contracts	$25.6	$—	$37.6	$—
Currency contracts	(17.8)	(3.8)	(43.9)	(13.2)
	$7.8	$(3.8)	$(6.3)	$(13.2)

Included in cost of sales excluding depletion, depreciation and amortization, are realized losses in the amount of $9.5 million and $26.3 million for the three and nine month periods ended September 30, 2015, respectively (2014 — $4.3 million and $13.5 million realized losses) with respect to currency derivative contracts.

The hedging reserve net balance as at September 30, 2015 is negative $16.0 million (December 31, 2014 — negative $24.9 million), of which the Company estimates that approximately $16.0 million of net losses will be reclassified to earnings over the next twelve months. The cash flow currency hedge gain or loss in OCI (Note 8) for the three-month and nine-month periods ended September 30, 2015 were losses of $1.8 million and gains of $8.9 million, respectively (2014 — losses of $9.1 million and gains of $40.6 million, respectively).

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, the Mexican Peso and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the remaining currency derivatives as at September 30, 2015:

(Amount in millions)	Brazilian Real to USD
Year of Settlement	Brazilian Real Notional Amount (i)	Weighted Average Contract Rate	Market rate as at Sept 30, 2015
2015	129.8	2.2828	4.1172

(i) As at September 30, 2015, 78.4 million of the 129.8 million Reais of the notional amount are designated as hedging instruments in the currency hedging program.

10.    INVENTORIES

As at,	September 30, 2015	December 31, 2014
Product inventories	$63.2	$56.6
Metal in circuit and gold in process	79.8	71.2
Ore stockpiles	55.7	63.1
Materials and supplies	110.7	108.6
	$309.4	$299.5

The amount of inventories recognized as an expense during the three month and nine month periods ended September 30, 2015 were $266.0 million and $818.2 million, respectively (2014 - $275.0 million and $727.2 million) and is included in cost of sales. For the nine months period ended September 30, 2015, a total charge of $1.3 million was recorded to adjust inventory to net realizable value (2014 - $2.4 million) which is included in cost of sales.

11.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii)	Land, building, plant & equipment	Total
Cost, January 1, 2014	$3,761.2	$7,105.1	$1,999.7	$12,866.0
Adjustment of opening balance for assets held for sale	(13.3)	(306.1)	—	(319.4)
Additions	1,189.3	576.4	536.0	2,301.7
Reclassification, transfers and other non-cash movements	486.0	(449.2)	(29.0)	7.8
Change in decommissioning, restoration & similar liabilities	3.3	0.8	(0.1)	4.0
Disposals	(5.9)	(22.9)	(23.5)	(52.3)
Cost, December 31, 2014	$5,420.6	$6,904.1	$2,483.1	$14,807.8
Adjustment of purchase price allocation during measurement period	(352.6)	(89.2)	226.6	(215.2)
Additions	70.2	194.8	15.3	280.3
Reclassification, transfers and other non-cash movements	345.9	(443.2)	97.3	—
Change in decommissioning, restoration & similar liabilities	(3.5)	—	—	(3.5)
Disposals	0.1	(0.5)	(12.1)	(12.5)
Cost, September 30, 2015	$5,480.7	$6,566.0	$2,810.2	$14,856.9

Accumulated depreciation, January 1, 2014	$1,267.8	$557.3	$780.1	$2,605.2
Adjustment of opening balance for assets held for sale	—	(175.0)	—	(175.0)
Depreciation for the year	307.4	—	191.3	498.7
Impairment	166.4	586.5	—	752.9
Reclassification, transfers and other non-cash movements	—	—	7.8	7.8
Disposal	(0.6)	—	(24.0)	(24.6)
Accumulated depreciation, December 31, 2014	$1,741.0	$968.8	$955.2	$3,665.00
Adjustment of purchase price allocation during measurement period	(48.8)	—	48.8	—
Depreciation for the period	242.0	—	150.9	392.90
Reclassification, transfers and other non-cash movements	(0.1)	(32.5)	32.6	—
Disposal	—	—	(11.5)	(11.50)
Accumulated depreciation, September 30, 2015	$1,934.1	$936.3	$1,176.0	$4,046.4

Carrying value, December 31, 2014	$3,679.6	$5,935.3	$1,527.9	$11,142.8
Carrying value, December 31, 2014 (Restated)	$3,278.2	$5,846.1	$1,803.3	$10,927.6
Carrying value, September 30, 2015	$3,546.6	$5,629.7	$1,634.2	$10,810.5

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at,	September 30, 2015	December 31, 2014
Balance, beginning of period	$252.3	$181.3
Additions	43.8	94.7
Amortization	(14.8)	(23.7)
Balance, end of period	$281.3	$252.3

(ii)
Mining property costs not subject to depletion include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. The composition for the comparative period has been revised to conform to the refined composition categories adopted in the current period. Mining property costs not subject to depletion are composed of the following:

As at,	September 30, 2015	December 31, 2014
Projects with mineral reserves	$2,098.0	$2,125.5
Exploration potential	3,512.2	3,720.6
Assets under construction	19.5	—
Total	$5,629.7	$5,846.1

12.    LONG-TERM DEBT

As at,	September 30, 2015	December 31, 2014
$500 million senior debt notes, issued on June 25, 2014	$494.9	$494.6
$300 million senior debt notes, issued on June 10, 2013	298.4	298.3
$500 million senior debt notes, issued on March 23, 2012	497.6	497.2
$270 million senior debt notes, issued on December 18, 2009	254.6	254.6
$1 billion revolving facility (ii)	295.1	410.1
Long-term debt from 50% interest of Canadian Malartic (Note 4(a))	48.8	105.2
Total debt	$1,889.4	$2,060.0
Less: current portion of long-term debt	$(27.8)	$(34.6)
Long-term debt (i)	$1,861.6	$2,025.4

(i)
Balances are net of transaction costs of $14.5 million, net of amortization (December 31, 2014 - $15.1 million). No changes have been made to any of the terms disclosed in the Annual Consolidated Financial Statements for the year ended December 31, 2014.

(ii) During the nine months ended September 30, 2015, the Company repaid $490.0 million and drew $375.0 million on its revolving facility.

The following is a schedule of long-term debt principal repayments which includes corporate debt, the revolving facility, and debt from the 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company:

Long-term Debt
2015	4.8
2016	97.4
2017	17.5
2018	111.5
2019	183.5
2020	385.0
2021	—
2022	200.0
2023	265.0
2024	640.0
$1,904.7

The Company will, from time to time, repay balances outstanding on its revolving credit and intends to renew the credit facility upon maturity in 2020.

13.    SELECTED COMPOSITION NOTES

a) Other Financial Liabilities

As at,	September 30, 2015	December 31, 2014
Due to Alumbrera (i)	$11.4	$22.5
Derivative related liabilities	25.7	36.6
Other taxes payable	13.7	18.6
Royalty payable (ii)	22.4	15.6
Severance accrual	26.5	27.0
Deferred Share Units liability	10.1	14.8
Export credit facility (iii)	40.2	69.5
Current portion of long-term debt (Note 12)	27.8	34.6
Other	20.8	14.6
Other Financial Liabilities	$198.6	$253.8

Current	$139.3	$199.1
Non-current	59.3	54.7
Other Financial Liabilities	$198.6	$253.8

(i)	The Company repaid principal payments of $11.4 million in the third quarter of 2015. The maturity on the loan is December 15, 2015.

(ii)
Included in Royalty payable is an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of $11.2 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid. Royalty payable also includes $8.9 million based on a 5% net smelter royalty (“NSR”) agreement on Canadian Malartic.

(iii)	Accounts receivable financing credit is payable within 30 days from the proceeds on concentrate sales.

b) Other Provisions and Liabilities

As at,	September 30, 2015	December 31, 2014
Provision for repatriation taxes payable	$66.3	$72.8
Provision for taxes	8.7	19.8
Other provisions and liabilities (i)	95.1	114.5
Other provisions and liabilities	$170.1	$207.1

Current	$4.4	$69.4
Non-current	165.7	137.7
Other provisions and liabilities	$170.1	$207.1

(i)
Other provisions and liabilities include provisions relating to legal proceedings, silicosis and other matters. In 2004, a former director of Northern Orion (now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements to participate in half of the acquisition of Alumbrera entered into with the plaintiff. On August 22, 2008, the courts issued a first-instance judgment rejecting the claim.  The plaintiff appealed and on May 22, 2013, the appellate court overturned the first-instance decision although weighted the chance of the plaintiff’s ability to participate in 50% of Alumbrera at 15%.  The matter was remanded to the first-instance court to determine the value following a series of appeals. In December 2014 the court appointed valuator delivered an assessment order of the value of lost opportunity to the plaintiff at $244 million. On February 27, 2015 0805346 B.C. Ltd. was awarded an annulment of the $244 million valuation order. On March 18, 2015 the plaintiff filed an appeal of the annulment decision award which will be heard by the National Commercial Appeals Court. In the opinion of 0805346 B.C. Ltd. advisors, the appeal was incorrectly allowed and the plaintiff’s chances of success are remote. In addition, on January 7, 2015, 0805346 B.C. Ltd. initiated a criminal complaint against the court-appointed valuator, based on the egregious errors contained in his valuation. Once all appeal procedures are exhausted, a new valuator will be appointed to determine the award.

14.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at September 30, 2015 (2014: nil).

For the nine months ended September 30,	2015		2014
	Number of		Number of
Issued and outstanding - 946,619,763 common shares	common shares	Amount	common shares	Amount
(December 31, 2014 - 878,052,814 common shares):	(000’s)	(in millions)	(000’s)	(in millions)
Balance, as at January 1,	878,053	$7,347.3	753,303	$6,320.1
Public offering (net of issue costs)(i)	56,465	227.9	—	—
Issued on acquisition of mineral interests	7,916	26.8	123,620	1,011.8
Convertible debentures exercised	3,177	9.6	—	—
Exercise of options and share appreciation rights	—	—	5	0.1
Issued on vesting of restricted share units	968	10.0	760	9.8
Dividend reinvestment plan (ii)	81	0.2	—	—
Share cancellation (iii)	(40)	(0.3)	(96)	(1.1)
Balance, end of period	946,620	$7,621.5	877,592	$7,340.7

(i)
During the nine months ended September 30, 2015, the Company closed on a bought deal offering of 49.1 million common shares at a share price of C$5.30 per share for gross proceeds of approximately C$260.2 million (the "Offering"). The shares were offered by way of a short-form prospectus in all of the provinces of Canada. In addition, the Company granted to the underwriters an option (the “Over-Allotment Option”) to purchase from the Company up to an additional 7.4 million common shares at a price of C$5.30 per share for a total of 56.5 million common shares, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, until the date that was 30 days after and including the closing date (February 3, 2015) of the Offering. The Over-Allotment Option was exercised in full, bringing the total gross proceeds to the Company of C$299.3 million.

(ii)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at September 30, 2015, a total of 14,546,717 shares have subscribed to the plan.

(iii)
During the nine months ended September 30, 2015, the Company cancelled 40,249 common shares relating to entitlement from un-exchanged predecessor shares following the expiry of the period of surrender for a previous acquisition.

15.    SHARE-BASED PAYMENTS

The total compensation relating to share-based payments for the three and nine-month periods ended September 30, 2015 were a recovery of $1.5 million and expense of $3.6 million, respectively (2014 - recovery of $1.6 million and expense of $7.8 million) and is comprised of the following:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Equity-settled plans	$1.7	$3.6	$8.2	$10.9
Cash-settled plans	(3.2)	(5.2)	(4.6)	(3.1)
Total (recovery)/expense recognized as share-based compensation	$(1.5)	$(1.6)	$3.6	$7.8

As at,	September 30, 2015	December 31, 2014
Total carrying amount of liabilities for cash-settled arrangements	10.8	$14.8

The following table summarizes the equity instruments outstanding related to share-based payments as at:

As at (In thousands)	September 30, 2015	December 31, 2014
Options (i)(ii)	2,881	1,570
Restricted Share Units ("RSU") (i)	1,323	1,972
Deferred Share Units ("DSU")	3,383	3,074
Performance Share Units ("PSU") (iii)	1,265	1,347

(i)	For the three and nine months ending September 30, 2015, these items have not been included in the weighted average number of shares (refer to Note 7) as they are anti-dilutive.

(ii)
During the nine months ended September 30, 2015, 1,360,804 options were granted at a weighted average exercise price of C$5.30 per share. The options granted had a fair value of C$1.71 at grant date which has been estimated using the Black-Scholes pricing model based on the following assumptions:

Dividend yield	1.34%
Expected volatility (based on the historical volatility of the Company's shares)	50.74%
Risk-free interest rate	0.95% to 0.99%
Expected life	1 to 3 years
Expected forfeiture rate	10%

(iii)
The PSU plan with a June 30, 2017 expiry was amended during the nine-month period ended September 30, 2015 for a revised total of 578,494 PSU at a fair value of $0.24 per unit. During the nine months ended September 30, 2015, the Company granted 686,942 PSU at a fair value of $3.53 per unit with a performance period ending December 31, 2017. The fair value of PSU granted was determined using a probability weighted analysis using a Monte Carlo simulation.

16.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Long-term Debt Note 12 and Share Capital Note 14 for a quantitative summary of these items.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at September 30, 2015, the Company has met all of the externally imposed financial covenants.

17.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Interest capitalized to assets under construction	$1.7	$8.7	$4.5	$27.2
Issue of common shares on vesting of RSU	$1.2	$0.9	$10.0	$9.8
Issue of common shares on acquisition of mineral interests	$9.7	$—	$26.8	$1,011.8
Issue of common shares on convertible debentures exercised	$—	$—	$9.6	$—

(b)	Net Change in Non-Cash Operating Working Capital

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Net decrease/(increase) in:
Trade and other receivables	$(14.2)	$5.2	$14.6	$(11.0)
Inventories	(3.3)	(21.3)	(12.6)	(43.0)
Other assets	11.9	(11.0)	(9.8)	24.9
Net increase/(decrease) in:
Trade payable and other payables	(19.7)	3.9	(93.0)	38.7
Other liabilities	(23.6)	9.2	(57.2)	(100.8)
Movement in above related to foreign exchange	(1.1)	(10.1)	(11.9)	2.0
Net change in non-cash working capital	$(50.0)	$(24.1)	$(169.9)	$(89.2)

(i) Change in non-cash working capital items are net of items related to Property, Plant and Equipment.

(c)	Cash and cash equivalents are comprised of the following:

	For the nine months ended September 30,
	2015	2014
Cash at bank	$137.6	$166.5
Bank short-term deposits	0.2	0.6
Total cash and cash equivalents of continuing operations	$137.8	$167.1

18.    SEGMENTED INFORMATION

The Company which produces primarily gold, and to a lesser extent silver and copper, bases its operating segments on the way information is reported and used by the Chief Operating Decision Makers ("CODM"). The Company has five core reportable operating segments as follows

•	Chapada mine in Brazil,

•	El Peñón mine in Chile,

•	Canadian Malartic mine in Canada (50% interest),

•	Gualcamayo mine in Argentina, and

•	Mercedes mine in Mexico.

The Company aggregates and discloses the financial results of non-reportable operating segments having similar economic characteristics as reviewed by the CODM and include, but are not limited to: Brio Gold Inc., Jacobina and Ernesto/Pau-a-Pique

(discontinued operations) mines in Brazil, the Minera Florida mine in Chile, the Alumbrera mine (12.5% interest) in Argentina, other exploration properties and corporate entities as these operating segments do not qualify as reportable operating segments and nor do any individually, based on their materiality, assist in more informed judgments about the entity as a whole, its performance or prospects for future net cash flows.

(a)	Information about assets and liabilities

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at September 30, 2015	Chapada	El Peñón	Canadian Malartic	Gualcamayo	Mercedes	Corporate and other (iv)	Total
Property, plant and equipment	$598.7	$1,658.3	$1,426.3	$1,221.8	$733.5	$5,171.9	$10,810.5
Goodwill and intangibles	$—	$8.9	$345.5	$1.5	$—	$52.7	$408.6
Investment in associate	$—	$—	$—	$—	$—	$49.4	$49.4
Non-current assets	$608.0	$1,690.9	$1,778.3	$1,223.4	$733.5	$5,408.3	$11,442.4
Total assets	$721.0	$1,767.9	$1,869.7	$1,384.0	$781.0	$5,638.9	$12,162.5
Total liabilities	$233.7	$530.5	$383.0	$459.1	$203.4	$3,654.4	$5,464.1

As at December 31, 2014	Chapada	El Peñón	Canadian Malartic	Gualcamayo	Mercedes	Corporate and other	Total
Property, plant and equipment	$621.5	$2,004.1	$1,447.7	$1,099.0	$745.7	$5,009.6	$10,927.6
Goodwill and intangibles	$—	$10.2	$345.5	$1.5	$—	$53.8	$411.0
Investment in associate	$—	$—	$—	$—	$—	$66.6	$66.6
Non-current assets	$636.7	$2,053.7	$1,816.7	$1,100.6	$745.7	$5,271.9	$11,625.3
Total assets	$731.7	$2,122.9	$1,885.4	$1,242.0	$791.1	$5,628.7	$12,401.8
Total liabilities	$232.5	$556.2	$425.7	$471.8	$206.4	$3,776.4	$5,669.0

(b)    Information about profit and loss

For the three months ended September 30, 2015	Chapada	El Peñón	Canadian Malartic	Gualcamayo	Mercedes	Corporate and other (iv)	Total
Revenues (iii)	$99.7	$88.3	$85.8	$43.6	$24.5	$107.0	$448.9
Cost of sales excluding depletion, depreciation and amortization	(46.6)	(53.4)	(41.5)	(39.0)	(19.5)	(66.0)	(266.0)
Gross margin excluding depletion, depreciation and amortization	53.1	34.9	44.3	4.6	5.0	41.0	182.9
Depletion, depreciation and amortization	(7.7)	(31.2)	(27.7)	(16.9)	(8.9)	(40.8)	(133.2)
Segment income/(loss)	$45.4	$3.7	$16.6	$(12.3)	$(3.9)	$0.2	$49.7
Equity loss from associate							$(6.3)
Other expenses (i)							$(41.1)
Loss before taxes							$2.3
Income tax expense							(117.3)
Loss from continuing operations							$(115.0)
Loss from discontinued operations							$2.0
Net loss							$(113.0)

For the three months ended September 30, 2014	Chapada	El Peñón	Canadian Malartic (ii)	Gualcamayo	Mercedes	Corporate and other	Total
Revenues (iii)	$127.4	$128.4	$79.8	$46.2	$33.7	$78.9	$494.4
Cost of sales excluding depletion, depreciation and amortization	(69.5)	(55.2)	(44.5)	(33.5)	(19.1)	(53.2)	(275.0)
Gross margin excluding depletion, depreciation and amortization	57.9	73.2	35.3	12.7	14.6	25.7	219.4
Depletion, depreciation and amortization	(12.1)	(36.0)	(24.6)	(17.4)	(10.4)	(34.7)	(135.2)
Segment income/(loss)	$45.8	$37.2	$10.7	$(4.7)	$4.2	$(9.0)	$84.2
Equity earnings from associate							$(12.1)
Other expenses (i)							$(605.5)
Loss before taxes							$(533.4)
Income tax expense							(346.2)
Loss from continuing operations							$(879.6)
Loss from discontinued operations							$(143.7)
Net loss							$(1,023.3)

(i)
Other expenses is comprised of general and administrative expense of $28.5 million (2014 -$24.9 million), exploration and evaluation expense of $6.6 million (2014 - $5.2 million), net finance gain of $1.4 million (2014 - gain $3.8 million), other operating expenses of $7.4 million (2014 - $39.3 million) and charges related to impairment of mineral properties of $nil (2014 - $539.9 million).

(ii)	Canadian Malartic acquisition closed June 16, 2014.

(iii)
Gross revenues are derived from sales of gold of $356.6 million (2014 - $359.4 million) and to a lesser extent silver of $33.4 million (2014 - $51.8 million) and copper of $83.0 million (2014 - $112.1 million).

(iv)	Included in the aggregated other non-reporting operating segments are the exploration properties acquired in the Mega Precious transaction (Note 4(c)).

For the nine months ended September 30, 2015	Chapada	El Peñón	Canadian Malartic	Gualcamayo	Mercedes	Corporate and other (iv)	Total
Revenues (iii)	$295.2	$295.5	$248.0	$137.1	$80.5	$305.6	$1,361.9
Cost of sales excluding depletion, depreciation and amortization	(160.3)	(159.6)	(125.0)	(107.9)	(60.3)	(205.1)	(818.2)
Gross margin excluding depletion, depreciation and amortization	134.9	135.9	123.0	29.2	20.2	100.5	543.7
Depletion, depreciation and amortization	(29.6)	(101.8)	(80.3)	(40.6)	(28.9)	(114.2)	(395.4)
Segment income/(loss)	$105.3	$34.1	$42.7	$(11.4)	$(8.7)	$(13.7)	$148.3
Equity loss from associate							$(17.2)
Other income/(expenses) (i)							$(194.5)
Loss before taxes							$(63.4)
Income tax expense							(193.8)
Loss from continuing operations							$(257.2)
Loss from discontinued operation							$(15.4)
Net loss							$(272.6)

For the nine months ended September 30, 2014	Chapada	El Peñón	Canadian Malartic (ii)	Gualcamayo	Mercedes	Corporate and other	Total
Revenues (iii)	$331.0	$376.3	$101.6	$155.7	$98.0	$229.6	$1,292.2
Cost of sales excluding depletion, depreciation and amortization	(189.5)	(156.7)	(61.2)	(106.5)	(54.4)	(158.9)	(727.2)
Gross margin excluding depletion, depreciation and amortization	141.5	219.6	40.4	49.2	43.6	70.7	565.0
Depletion, depreciation and amortization	(33.8)	(107.6)	(29.8)	(59.7)	(31.6)	(104.4)	(366.9)
Segment income/(loss)	$107.7	$112.0	$10.6	$(10.5)	$12.0	$(33.7)	$198.1
Equity earnings from associate							$(10.7)
Other expenses (i)							$(759.7)
Loss before taxes							$(572.3)
Income tax recovery							(323.1)
Loss from continuing operations							$(895.4)
Loss from discontinued operations							$(152.4)
Net Loss							$(1,047.8)

(i)
Other expenses is comprised of general and administrative expense of $89.9 million (2014 -$93.0 million), exploration and evaluation expense of $16.1 million (2014 - $14.1 million), net finance expense of $54.3 million (2014 - $22.5 million), other operating expenses of $34.2 million (2014 - $90.2 million) and charges related to impairment of mineral properties of $nil (2014 - $539.9 million)

(ii)	Canadian Malartic acquisition closed June 16, 2014.

(iii)
Gross revenues are derived from sales of gold of $1,066.0 million (2014 - $928.6 million) and to a lesser extent silver of $112.2 million (2014 - $141.0 million) and copper of $252.0 million (2014 - $283.7 million).

(iv)	Included in the aggregated other non-reporting operating segments are the exploration properties acquired in the Mega Precious transaction (Note 4(c)).

Capital expenditures	Chapada	El Peñón	Canadian Malartic (i)	Gualcamayo	Mercedes	Corporate and other	Total
For the three months ended September 30, 2015	$15.5	$19.2	$19.4	$5.2	$5.8	$37.7	$102.8
For the three months ended September 30, 2014	$41.9	$25.8	$22.1	$8.1	$10.5	$87.6	$196.0
For the nine months ended September 30, 2015	$42.5	$60.0	$43.2	$12.7	$17.9	$104.0	$280.3
For the nine months ended September 30, 2014	$83.3	$90.6	$25.0	$33.1	$31.5	$258.4	$521.9

(i)	Excluding capital expenditures related to the acquisition of Canadian Malartic in 2014.

19.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at,	September 30, 2015	December 31, 2014
Within 1 year	$414.5	$470.5
Between 1 to 3 years	292.4	385.2
Between 3 to 5 years	55.2	68.9
After 5 years	—	1.8
	$762.1	$926.4

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at,	September 30, 2015	December 31, 2014
Within 1 year	$6.6	$6.2
Between 1 to 3 years	9.1	7.6
Between 3 to 5 years	0.1	1.8
After 5 years	—	—
	$15.8	$15.6

20.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Financial Statements of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Company believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

21.    EVENTS AFTER THE REPORTING PERIOD

On October 27, 2015, the Company entered into three metal purchase agreements with Sandstorm Gold Ltd. (“Sandstorm”), for which Sandstorm paid the Company total cash payments of $148 million and issued the Company 15 million common share purchase warrants with a five year term and strike price of $3.50 (the “Transaction”). The warrants are exercisable when the Company has incurred an additional $40 million in capital expenditures in respect of the development and construction of the

Cerro Moro Mine. Sandstorm will also pay the Company an additional cash payment of $4 million in six months. The metal purchase agreements include a silver purchase contract related to production from Cerro Moro, Minera Florida and Chapada, a copper purchase transaction related to production from Chapada, and a gold purchase transaction related to production from Agua Rica. All amounts received will be used by the Company to reduce the balance outstanding on its revolving credit facility.

Under the terms of the Transaction the Company will sell silver and copper as follows:
In consideration of a $70 million payment and an additional payment of 30% of the spot price of silver at the time each ounce is delivered in the future, the Company has agreed to deliver silver to Sandstorm as follows:

a.
From 2016 to 2018, the lesser of (i) 38% of payable silver from Minera Florida, and (ii) 200,000 ounces of payable silver per year and the lesser of (i) 52% of payable silver from Chapada, and (ii) 100,000 ounces of payable silver per year;

b.
from the later of (i) the commencement of production of Cerro Moro, and (ii) from 2019 to the date on which Yamana has sold to Sandstorm 7,000,000 ounces of payable silver (the “Silver Reduction Date”), the lesser of (1) 20% of payable silver from Cerro Moro , and (2) 1,200,000 ounces of payable silver per year;

c.	from the Silver Reduction Date, 9% of payable silver from Cerro Moro; and

d.
if the commencement of production of Cerro Moro has not occurred by 2019, from 2019 until the earlier of (i) the commencement of production of Cerro Moro , and (ii) December 31, 2020, the lesser of (1) 16% of payable silver from El Peñón, and (2) 1,200,000 ounces of payable silver per year.

•
In consideration of a $70 million payment and an additional payment of 30% of the spot price of copper at the time each pound of copper is delivered in the future, the Company has agreed to deliver copper to Sandstorm as follows:

a.
From 2016, the lesser of (i) 4.2% of payable copper from Chapada, and (ii) 3.9 million pounds of payable copper, until Yamana has delivered to Sandstorm, on a cumulative basis, 39 million pounds of payable copper (the “First Chapada Delivery Threshold”);

b.
after Yamana has delivered to Sandstorm the First Chapada Delivery Threshold, 3% of payable copper from Chapada, until Yamana has delivered to Sandstorm, on a cumulative basis, 50 million pounds of payable copper (the “Second Chapada Delivery Threshold”); and

c.	after Yamana has delivered to Sandstorm the Second Chapada Delivery Threshold, 1.5% of payable copper from Chapada; and

d.
if Yamana is unable to deliver silver from Cerro Moro, the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and until such time that Cerro Moro is in commercial production Chapada will continue to deliver the lesser of (i) 4.2% of payable copper, and (ii) 3.9 million pounds of payable copper per year.

Gold Purchase Transaction

In consideration of a $12 million in payment, additional advance construction payments of between $135 million to $225 million, and an additional payment of 30% of the spot price of gold at the time each ounce of gold is delivered, the Company has agreed to deliver to Sandstorm 20% of payable gold from Agua Rica. The additional advance construction payments will be owed to the Company at the time the Company completes 25% of the construction of Agua Rica. The amount owed will be based on a sliding scale basis with a minimum payment of $135 million if gold is below $900 per ounce and a maximum payment of $225 million if gold is above $1,400 per ounce. If Sandstorm elects not to make further advanced payments to the Company at the time of the completion of 25% of the construction of Agua Rica, Sandstorm may elect to convert into a 0.25% net smelter royalty on Agua Rica.

The advanced payments are anticipated to be accounted for as deferred revenue. The Company will record a portion of the deferred revenue as sales, when substantial risks and rewards of the metals have been transferred to Sandstorm. The Transaction is unsecured and is subject to customary guarantees by the entities involved.

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